Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Reports Third Quarter 2008 Financial Results
New High-End VEVA Brand Drives Higher Profit

Beijing, China (November 14, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd. (“CECT”), today announced its unaudited third quarter results for the three months ended September 30, 2008.
Third Quarter 2008 Highlights1:
²	Revenue was RMB607.9 million (US$89.5 million), representing a decrease of 26.9% from the corresponding period of 2007 and an increase of 58.4% from the second quarter of 2008.

²	Handset shipments were approximately 629,000 units, representing a decrease of 45.1% from the third quarter of 2007 and an increase of 11.1% from the second quarter of 2008.

²	Gross margin was 53.1%, compared to 26.2% in the third quarter of 2007 and 34.7% in the previous quarter.

²	Net income was RMB150.0 million (US$22.1 million), representing an increase of 8.5% from the corresponding period of 2007 and an increase of 12.5% from the previous quarter.

²	Basic and diluted earnings per share (“EPS”) were both RMB2.62 (US$0.39) in the third quarter of 2008.
Commenting on the results, Dr. David Li, the Chief Executive Officer of Qiao Xing Mobile said, “We are pleased with our results for the third quarter of 2008. Although unit shipments and revenue declined as compared to the same period of last year, it reflects the successful strategic shift to our new high-end luxury VEVA brand, through which we achieved increased profitability.”

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into United States dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.7899 to US$1.00, the effective noon buying rate as of September 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts referred to in this announcement could have been or could be converted into U.S. dollars at any particular rate or at all.

Third Quarter 2008 Results
Revenue was RMB607.9 million (US$89.5 million) in the third quarter of 2008, representing a decrease of 26.9% from RMB831.7 million in the third quarter of 2007 and an increase of 58.4% from RMB383.7 million in the second quarter of 2008. The increase compared to the second quarter of 2008 was primarily due to higher unit shipments and an increase in the average selling price (“ASP”) of handset products shipped. The year-over-year decline was primarily due to lower unit shipments.
Handset shipments in the third quarter of 2008 were approximately 629,000 units, representing a decrease of 45.1% compared to 1,146,000 units in the third quarter of 2007 and an increase of 11.1% compared to 566,000 units in the second quarter of 2008. The increase in handset shipment compared to the last quarter was primarily due to an increase in the sale of VEVA S60, which generated a total shipment of 312,000 units in the third quarter of 2008. The decrease in handset shipments compared to the same period of last year was primarily due to the strategic shift to focus on the higher-end but lower-volume VEVA brand handsets in the third quarter of 2008, while the Company shipped more of the lower-priced ultra-long standby C-series handsets in the third quarter of 2007. Shipments in the third quarter of 2007 were also higher due to the clearance sales of certain old stocks.
The ASP of handset products shipped increased to RMB1,029 (US$152) in the third quarter of 2008, compared to RMB716 in the third quarter of 2007 and RMB663 in the second quarter of 2008. The sequential and year-over-year increase in ASP were primarily due to contributions from the high-end VEVA S60 handsets, which had an ASP of RMB1,327 ($195) in the third quarter of 2008. In addition, the ASP in the third quarter of 2008 was also higher as more handsets were sold under a TV infomercial sales arrangement to infomercial companies at a higher price, and in return, the Company bore the airtime and logistic costs.
Gross profit was RMB322.8 million (US$47.5 million) in the third quarter of 2008, or 53.1% of revenue, which was an increase from a gross profit of RMB218.3 million, or 26.2% of revenue, in the third quarter of 2007, and an increase from a gross profit of RMB133.0 million, or 34.7% of revenue, in the second quarter of 2008. The improvement in gross margin was primarily due to contributions from the high-end VEVA S60, which recorded a gross margin of 64.5% in the third quarter of 2008. Margins on VEVA S60, as well as certain other handset models, were also boosted through the use of the TV infomercial sales arrangement mentioned above.
Selling and distribution (“S&D”) expenses were RMB61.2 million (US$9.0 million) in the third quarter of 2008, which was an increase from RMB7.5 million in the third quarter of 2007 and an increase from RMB33.2 million in the second quarter of 2008. The significant increase in S&D expenses in the third quarter of 2008 was primarily due to the airtime costs incurred on the sale of handset products through the infomercial arrangement mentioned above. Airtime costs were RMB52.8 million in the third quarter of 2008, compared to RMB31.6 million in the second quarter of 2008 and RMB1.9 million in the third quarter of 2007.
General and administrative (“G&A”) expenses were RMB11.5 million (US$1.7 million) in the third quarter of 2008, a decrease from RMB21.2 million in the third quarter of 2007 and a decrease from RMB12.7 million in the second quarter of 2008. The year-over-year decrease was primarily due to the lower share-based compensation expenses. Share-based compensation expenses recognized in G&A were RMB2.9 million (US$0.4 million) in the third quarter of 2008, as compared to RMB12.8 million in the third quarter of 2007.
Research and development (“R&D”) expenses were RMB7.0 million (US$1.0 million) in the third quarter of 2008, compared to RMB4.3 million in the third quarter of 2007 and RMB8.0 million in the second quarter of 2008. The year-over-year increase in R&D expenses was primarily due to an increase in R&D engineering headcounts. The decrease in R&D expenses, compared with the previous quarter, arose primarily because lesser materials relating to R&D activities were purchased in the third quarter of 2008.

Amortization of other intangible assets was RMB3.2 million (US$0.5million) in the third quarter of 2008, compared to RMB6.4 million and RMB3.2 million in the third quarter of 2007 and the second quarter of 2008, respectively. The lower amortization expenses in the second quarter and third quarter of 2008 resulted mainly because certain intangible assets had already been fully amortized in previous periods.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, were RMB3.6 million (US$0.5 million) in both the second and third quarter of 2008. Total share-based compensation expenses recognized in the third quarter of 2007 was RMB13.6 million.
Operating income was RMB239.8 million (US$35.3 million) in the third quarter of 2008, as compared to RMB178.9 million in the third quarter of 2007, and an increase of 215.3% from RMB76.1 million in the second quarter of 2008.
Net income was RMB150.0 million (US$22.1 million) in the third quarter of 2008, as compared to RMB138.3 million in the third quarter of 2007 and RMB133.4 million in the second quarter of 2008. Basic and diluted earnings per share for the third quarter of 2008 were both RMB2.62 (US$0.39).
Review and Outlook
Dr. David Li, the Chief Executive Officer of Qiao Xing Mobile commented, “The first model of our VEVA brand handsets, VEVA S60, has achieved great success to-date and this has instilled great confidence in us to build a high-end luxury mobile handset brand in China. Two new models, VEVA S70 and VEVA S50, were launched recently and they have been met with encouraging demand. VEVA S70, which received a gold medal design award at the “Futian Cup”, the first Chinese mobile phone design contest, is decorated with Swarovski crystal mosaic and 18K gold coating. It features a unique crystal-embedded back cover that comes with customizable designs and is equipped with an advanced three-dimensional handwriting touch lens. VEVA S50 is equipped with GPS functions and is targeted at the Chinese male professionals. VEVA S80, a luxuriously-designed sliding phone, is expected to be launched in December this year, while VEVA S90, V5, and V6, which will feature new luxury designs and enhanced user interface, are expected to be released early next year. In addition, our VEVA website (http://www. vevago.com), which comes with e-commerce capabilities to enable customers to make purchases directly through the website, has been officially launched this month. Two specialty VEVA retail stores will also be set up in up-market shopping malls in Beijing at the end of this month to allow our customers to physically experience the uniqueness of our VEVA handsets.
Looking forward, we believe our strategic shift to focus on our high-end VEVA brand handsets will help to differentiate us from other domestic mobile handset companies in China and bring us sustained profitability. Although the world is in the midst of a global economic slow-down, we believe that we have the financial strength and the right strategies to weather the period of uncertainties that lie ahead. With the planned launch of more VEVA-series models in the months ahead, we remain cautiously optimistic that our operating results in the fourth quarter of 2008 will be better than the same period last year.”
Conference Call Information
Qiao Xing Mobile will host a conference call and live webcast to discuss the results on November 14, 2008 at 8 a.m. US Eastern Time, which corresponds to November 14, 2008 at 9 p.m. Beijing/Hong Kong time.

To participate in the live call, please dial:
-	U.S. dial-in Number 1-866-549-1292

-	HK dial-in Number 852-3005-2050

-	China dial-in Number 800-701-1223

Passcode: 213382#
A live and archived webcast of the conference call will be available at www.qxmc.com.
A telephone replay of the call will be available after the conclusion of the conference call through 11:00am Eastern Time on November 21, 2008. The dial-in details for the replay are as follows:
-	U.S. dial-in Number 1-866-753-0743

-	HK dial-in Number 852-3005-2020

-	China dial-in Number 800-869-7680

Access Code: 137036#
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of November 14, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@cectelecom.com

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(amounts in thousands)

	December 31, 2007	September 30, 2008
	RMB	RMB	US$
Assets
Cash	2,729,982	2,957,017	435,502
Restricted cash	94,384	101,163	14,899
Accounts receivable, net	418,564	458,803	67,572
Bills receivable	—	6,555	966
Inventories	177,279	131,781	19,408
Prepayments to suppliers	155,993	416,219	61,300
Prepaid expenses and other current assets	19,295	29,577	4,356
Deferred income taxes	5,685	5,230	770

Total current assets	3,601,182	4,106,345	604,773

Property, machinery and equipment, net	175,469	180,633	26,603
Land use rights	36,106	35,505	5,229
Equity investment	7,803	7,803	1,149
Goodwill	112,814	112,814	16,615
Other intangible assets, net	60,728	50,191	7,392
Deferred debt issuance costs, net	—	39,643	5,839

Total assets	3,994,102	4,532,934	667,600

Liabilities, minority interests and shareholders’ equity
Short-term borrowings	983,904	1,030,159	151,719
Accounts payable	107,990	69,228	10,196
Prepayments from customers	4,585	20,184	2,973
Accrued liabilities	41,401	47,512	6,997
Amounts due to related parties	4,532	15,869	2,337
Other payables and current liabilities	58,630	6,420	945
Embedded derivative liability	—	116,166	17,109
Income taxes payable	38,722	81,992	12,076

Total current liabilities	1,239,764	1,387,530	204,352

Convertible notes	—	174,013	25,628
Deferred income taxes	5,561	4,320

Total liabilities	1,245,325	1,565,863	230,617

Minority interests	78,235	88,165	12,985

Shareholders’ equity	2,670,542	2,878,906	423,998

Total liabilities, minority interests and shareholders’ equity	3,994,102	4,532,934	667,600

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands, expect share and per share data)

		Three months ended
	Note	September 30, 2007	June 30, 2008	September 30, 2008
		RMB	RMB	RMB	US$
Revenues		831,744	383,689	607,882	89,527
Cost of goods sold		(613,478)	(250,666)	(285,097)	(41,988)

Gross profit		218,266	133,023	322,785	47,539
Selling and distribution expenses		(7,514)	(33,153)	(61,249)	(9,021)
General and administrative expenses		(21,227)	(12,680)	(11,481)	(1,691)
Research and development expenses		(4,322)	(7,963)	(7,049)	(1,038)
Amortization of intangible assets		(6,350)	(3,158)	(3,158)	(465)

Operating income		178,853	76,069	239,848	35,324
Foreign exchange gain (loss), net		1,490	(2,502)	(8,708)	(1,282)
Interest income		5,032	6,589	6,568	967
Interest expense	(1)	(13,000)	(35,635)	(50,363)	(7,417)
Gain on remeasurement of embedded derivatives		—	113,730	38,984	5,741
Loss on partial extinguishment of convertible notes	(2)	—	—	(10,634)	(1,566)
Other income (loss), net		208	(3,975)	611	90

Income before income tax expense and minority interests		172,583	154,276	216,306	31,857
Income tax expense		(28,711)	(19,005)	(60,241)	(8,872)

Income before minority interests		143,872	135,271	156,065	22,985
Minority interests		(5,579)	(1,863)	(6,019)	(887)

Net income		138,293	133,408	150,046	22,098

Earnings per share:	(3)
— Basic		2.63	2.46	2.62	0.39

— Diluted		2.63	0.82	2.62	0.39

Weighted average number of shares outstanding:	(3)
— Basic		52,500,000	49,467,000	46,805,000	46,805,000

— Diluted		52,500,000	54,333,000	46,805,000	46,805,000

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(amounts in thousands, expect share and per share data)
(1)	Interest expense includes the following components that are related to the US$70 million convertible notes issued by the Company in May 2008:

	Three months ended
	September 30, 2007	June 30, 2008	September 30, 2008
	RMB	RMB	RMB	US$
Cash interest	—	2,546	4,674	689
Accretion of discount on convertible notes	—	11,293	25,687	3,783
Amortization of deferred debt issuance costs	—	1,738	3,953	582

	—	15,577	34,314	5,054

(2)	In September 2008, the holders of the US$70 million convertible notes issued by the Company in May 2008, exercised the option to convert US$8,251,450 of the principal amount of the notes and accrued interest thereon of US$46,118 into ordinary shares of the Company. A total of 1,511,397 ordinary shares were issued at a conversion price of US$5.49 per share.
(3)	Basic earnings per share is computed using the “two-class” method by dividing earnings allocated to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share includes the dilutive effect of outstanding stock options, warrants (using the “treasury stock” method”) and convertible debentures (using the “as-converted” method) to the extent that such instruments are dilutive during the period.
All outstanding options and warrants were anti-dilutive and accordingly, were excluded from the computation of diluted earnings per share during the three months ended September 30, 2007, June 30, 2008 and September 30, 2008. The convertible notes issued in May 2008 had an anti-dilutive effect during the three months ended September 30, 2008.
(4)	The unaudited condensed consolidated financial statements do not fully comply with U.S. GAAP due to the omission of certain required disclosures.